                           February 16, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Prudential Small-Cap Core Equity Fund, Inc.
(File No. 811-08167 (the “Fund”)
       Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on January 21, 2010 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section of the Fund, in the table entitled “Annual Fund Operating Expenses,” please include a line item for acquired fund fees and expenses unless such expenses are less than the disclosure threshold.

Response:  The Fund’s acquired fund fees and expenses are less than the threshold, and as a result, no separate disclosure is required under the rules.

Comment:  In the Summary Section of each Portfolio, in the discussion entitled “Fund Fees and Expenses,” the footnote disclosing the existence of a contractual 12b-1 fee waiver should include an explanation of the circumstances under which the waiver may or may not be renewed, and who is responsible for such decision.

Response:  The footnote has been revised to include the requested additional disclosure.

Comment:  In the section entitled “How the Fund Invests,” please include appropriate disclosure concerning the Fund’s investments in hedge funds in the discussion entitled “Exchange-Traded Funds,” if the Fund purchases, or may purchase hedge funds.

Response:  The Fund does not expect to invest in hedge funds.

Comment:  In the section entitled “How the Fund Invests,” include appropriate discussion of emerging markets securities in the discussion entitled “Foreign Equity Securities,” if the Fund purchases or may purchase emerging markets securities.

Response:  The Fund does not generally expect to invest in emerging markets securities.

Comment:  In the section entitled “How to Buy, Sell and Exchange Shares of the Fund” it appears that the discussion pertaining to the Fund’s anti-money laundering policies is subsumed within, or is a subset of, the discussion pertaining to compensation paid to financial intermediaries.  Please explain.

Response:  The discussion of the Fund’s anti-money laundering policies appears in the prospectus immediately after the discussion pertaining to the compensation arrangements with financial intermediaries.  The two discussions are independent of each other.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)